Exhibit 12.01

                                 OKLAHOMA GAS AND ELECTRIC COMPANY

                                   RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007

Earnings:
Pre-tax income	$175,604,686	$160,634,550	$182,280,019	$234,092,939	$234,861,907

Add Fixed Charges	42,582,265	42,234,286	52,379,698	66,973,329	61,064,499

Subtotal	218,186,951	202,868,836	234,659,717	301,066,268	295,926,406

Subtract:
Allowance for borrowed funds used during construction	538,624	1,661,732	2,232,715	4,486,530	3,989,406

Total Earnings	217,648,327	201,207,104	232,427,002	296,579,738	291,937,000

Fixed Charges:
Interest on long-term debt	36,899,911	36,890,073	42,117,662	50,300,510	50,860,392
Interest on short-term debt and other interest charges	2,443,702	2,246,574	7,314,465	14,300,066	8,047,086
Calculated interest on leased property	3,238,652	3,097,639	2,947,571	2,372,753	2,157,021

Total Fixed Charges	$42,582,265	$42,234,286	$52,379,698	$66,973,329	$61,064,499

Ratio of Earnings to Fixed Charges	5.11	4.76	4.44	4.43	4.78